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Support for the show comes from the Fundrise Innovation Fund.

One thing really matters in venture capital: investing in the best companies. And that's exactly what the Fundrise Innovation Fund is aiming to do, amassing a $150 million portfolio of some of the biggest names in tech and AI. Visit Fundrise.com/ProfG to check out their portfolio and start investing in minutes.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

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The investing world seems to be bending toward democratization, but venture capital always felt like it may be one of the last ivory towers to fall. It requires a lot of capital, the right relationships, etc.

That's probably why, when the Fundrise Innovation Fund launched promising to democratize venture capital, there was a lot of skepticism. But the progress they've made in just a few years is hard to argue with.

The Innovation Fund has now built a $150 million portfolio of what are undoubtedly some of the most highly sought after private tech companies in the world. And their minimum investment is just $10, which is virtually unheard of for venture capital.

Look, even the best venture funds should be categorized as high-risk investments. Venture investing *isn't* for everyone. But at a minimum you should visit Fundrise.com/ProfG to check out the Innovation Fund's portfolio for yourself.

Visit Fundrise.com/ProfG to check out the Innovation Fund's portfolio and start investing today.

Relevant disclaimers can be found at the end of the show and at Fundrise.com/Innovation

Podcast Advertisement (60-second MidRoll)

Support for the show comes from the Fundrise Innovation Fund.

Think of the five biggest names in AI today. How many of those companies do you own shares of? Probably not many. One. Maybe two.

Why is that? Because the OpenAIs and Anthropics of the world are still private. That means unless you're an employee or a VC, you're SOL.

So it isn't hard to see why venture capital has been one of the most prized asset classes in the world. But unless you're worth 8- or 9-figures, most big funds won't even answer the phone.

The Fundrise Innovation Fund is different. It's already raised more than $150 million. It holds a portfolio of pre-IPO tech companies valued at tens and even hundreds of billions of dollars. And, most importantly, it's open to investors of all sizes.

Visit Fundrise.com/ProfG to check out the Innovation Fund's portfolio and start investing today.

Relevant disclaimers can be found at the end of the show and at Fundrise.com/Innovation

Podcast Advertisement (30-second PostRoll)

Support for the show comes from the Fundrise Innovation Fund.

You've heard me talk about the Fundrise Innovation Fund before, so I'll keep this short. Venture capital was an old boy's club. You had to either be filthy rich or an insider to get access. The Innovation Fund changed that, building a blue-chip portfolio and making it available to everyone. And with $150 million raised from tens of thousands of investors, it's just getting started.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.